

16012168

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67656

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1.1.2015 (MM/DD/YY) AND ENDING 12.31.2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PURITAN BROKERAGE SERVICES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5085 W Park Blvd, Suite 700
(No. and Street)

Plano	Texas	75093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

C F & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Sondra McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Puritan Brokerage Services, Inc, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___

___

___


BYRON D. MANTHE
MY COMMISSION EXPIRES
April 13, 2019

Notary Public

Sondra McDonald

President

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Puritan Brokerage Services, Inc

(A wholly Owned Subsidiary of Puritan Companies, Inc.)

Report Pursuant to Rule 17a-5(d)

Year Ended December 31, 2015

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)
Table of Contents


ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Puritan Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Puritan Brokerage Services, Inc. (the "Company") as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puritan Brokerage Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 9, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	45,759
Cash deposit with clearing organization		30,997
Other receivables		3,957
Furniture and fixtures, less accumulated depreciation of $3,797		-
Other assets		17,216
	$	97,929

Liabilities and Stockholder's Equity		
Payable to clearing organization	$	8,314
Payable to parent		22,502
Accounts payable and other liabilities		21,442
Total liabilities		52,258
Stockholder's equity:		
Common stock, par value $0.01 per share; 1,000,000 shares authorized and 7,000 shares issued and outstanding		70
Additional paid-in capital		1,371,753
Accumulated deficit		(1,326,152)
Total stockholder's equity		46,671
	$	97,929

The accompanying notes are an integral part of these financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statement of Loss

Year Ended December 31, 2015

Revenue:	
Commissions	$ 76,123
Interest	365
Other	35,193
Total revenue	111,681
Expenses:	
Employee compensation, commissions and benefits	138,003
Clearance fees	32,005
Other operating expenses	134,901
Total expenses	304,909
Loss before income taxes	(193,228)
Income taxes	-
Net loss	$ (193,228)

The accompanying notes are an integral part of these financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2015

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31,2014	$ 70	$ 1,206,753	$ (1,132,924)	$ 73,899
Net loss	-	-	(193,228)	(193,228)
Contribution of additional paid-in capital	-	165,000	-	165,000
Balance, December 31, 2015	$ 70	$ 1,371,753	$ (1,326,152)	$ 45,671

The accompanying notes are an integral part of these financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statements of Cash Flows

Year Ended December 31, 2015

Cash flows from operating activities:	
Net income (loss)	$ (193,228)
Adjustments to reconcile net loss to	
net cash provided by (used in) operating activities:	
Depreciation	-
Changes in assets and liabilities:	
Decrease in receivable from clearing organization	8,116
Increase in payable to clearing organization	8,314
Decrease in receivable from parent	1,863
Increase in payable to parent	22,502
Decrease in other receivables	2,220
Increase in other assets	(1,547)
Increase in accounts payable and other liabilities	4,140
Net cash provided (used) by operating activities	(147,620)
Cash Flows from Investing Activities	
Net cash provided (used) by investing activities	0
Cash Flows from Financing Activities	
Paid in Capital	165,000
Net cash provided (used) by financing activity	165,000
Net increase (decrease) in cash	17,380
Cash at beginning of year	28,379
Cash at End of year	**$ 45,759**
Supplemental Disclosures:	
Cash Paid during the year for interest	$ -

The accompanying notes are an integral part of these financial statements.

Puritan Brokerage Services, Inc
Notes to the Financial Statements
December 31, 2015

(1) Nature of Operations and Summary of Significant Accounting Policies

(a) Nature of Operations

Puritan Brokerage Services, Inc. (the "Company"), is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3 (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Puritan Financial Companies, Inc ("Parent").

The Company is organized for the purpose of providing securities transactions on an unsolicited basis for its Parent's clients and in support of Puritan Financial Group, Puritan Investment Advisors, and Puritan Life Insurance Company.

The Company required substantial capital investment during 2015 from its Parent with the intention that the Company becomes self-sufficient. The Company looks to increase revenues through its existing alliances while prospecting new ones.

Receivables from broker-dealers, clearing organizations and Medallion signature guarantee users are generally collected in full in the month following the accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

(b) Revenue Recognition

Revenue from Medallion signature guarantee fees are recorded as of the date the services are performed. Commission income and related expenses are recorded on a trade-date basis as securities transactions occur.

(c) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of seven years for furniture and fixtures and five years for computer equipment.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company carries all accounts on a fully disclosed basis and is required to maintain net capital of at least $5,000 under Rule 15c3-1. At December 31, 2015, the Company had net capital of $23,878, which was $9,293 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 9.16 to 1.

(3) Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

(4) Income Taxes

The Company is a member of a group that files a consolidated federal income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB ASC 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

At December 31, 2015, the Company has net operating losses of approximately $1,326,152 which have been carried forward to offset against future taxable income. This net operating loss carry forward will expire in the year ending December, 2034.

The tax benefit from the net operating loss carry forward of $442,667 has not been reported in these financial statements because the Company believes it is likely that the carry forward will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

Puritan Brokerage Services, Inc
Notes to the Financial Statements
December 31, 2015

(4) Income Taxes(Continued)

The following reflects the changes in the deferred tax benefit:

	Deferred Tax Asset 12/31/2014	Current Period Changes	Deferred Tax Asset 12/31/2015
Deferred tax benefit	$ 389,137	$ 53,530	$ 442,667
Valuation Allowance	(389,137)	(53,530)	(442,667)
Amount per Balance Sheet	$ -	$ -	$ -

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years from the date of filing.

Management evaluates income tax positions based on whether it is more likely than not the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the more likely than not threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

(5) Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Parent has agreed to furnish management services, office space, and various general and administrative expenses to the Company. Amounts incurred under this agreement for the year ended December 31, 2015 totaled $142,586 and are reflected in rent, telephone, employee compensation and fringe benefits.

Additionally, $11,400 of Medallion signature guarantee fees was billed by the Company to the Parent and was settled through the receivable/payable from parent.

During 2015, the Company received a capital contribution of $165,000 from its parent company; $85,000 of this was received as cash and the remaining $80,000 was settled through the receivable/payable from parent by offsetting the amounts the Company owed its parent for payroll and administrative overhead charges.

The Company is economically dependent upon its Parent.

(6) Commitments and Contingencies

The company together with others has been named as a defendant in various arbitration proceedings and lawsuits incidental to its securities business that allege, among other things, violations of federal and state securities laws and claim damages in excess of $450,000. Management intends to present a vigorous defense.

The ultimate outcome of the lawsuits cannot presently be determined; accordingly no provision for any liability related to this matter has been made in these financial statements. It is believed the liability will be covered by professional insurance. An estimate of total damages was calculated by the Company's attorneys in November 2015 to be $166,521. This amount has been added to the Aggregate Indebtedness of the Company for the purposes of calculating ratios.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. Management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

(5) Liquidity

The Company has sustained operating losses since inception. The Company has been able to maintain adequate liquidity through the injection of capital from its Parent. As of December 31, 2015 the Company had cash of $45,759 and liabilities of $52,258, of which $22,502 was payable to its parent.

It is management's intention to control costs and increase revenue. Management understands that it will continue to receive capital infusions from its Parent as necessary.

(6) Note -6 New Accounting Pronouncements

In May 2014, the Financial accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principal is that a Company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and

cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending December 31, 2019. The Company is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about and Entity's Ability to Continue as a Going Concern. Currently there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern. This guidance is effective for the Company's annual reporting period ending December 31, 2016. Early adoption is permitted. The Company expects no material effect on its financial statements.

In January 2015, the FASB issued ASU 2015-01, income Statement – Extraordinary and Unusual Items (Subtopic 225-02); Simplifying Income Statement Presentation by Eliminating the concepts of Extraordinary Items. The amendments in ASU 2015-01 Statement – Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports is classification as an extraordinary item. ASU2015-01 is effective for the Company's annual periods beginning January 1, 2016. Early adoption is permitted. The Company is not currently reporting any extraordinary or unusual items in its financial statements.

(7) Post Balance Sheet Events

On January 8, 2016 the parent made a capital contribution of $30,000 by offsetting the amounts the Company owed its parent for payroll and administrative overhead charges.

Supplemental Information

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
For the Year Ended December 31, 2015

Schedule I

Puritan Brokerage Services, Inc

(A Wholly Owned Subsidiary of Puritan Financial Companies, Inc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2015

COMPUTATION OF NET CAPITAL			
Total Shareholders' equity qualified for net capital		$	45,671
Add:			
Other deductions or allowable credits			-
Total capital and allowable subordinated liabilities			45,671
Deductions and/or charges:			
Non-allowable assets:			
	Other receivables		(3,957)
	Other assets		(17,216)
Net capital before haircuts on securities positions			24,498
Haircuts on securities (computed where applicable pursuant to Rule 15c-3-1(f)			(620)
Net capital		$	23,878
AGGREGATE INDEBTEDNESS			
Items included in statement of financial condition			
Accounts payable and accrued liabilities		$	21,442
Estimate of total damages on lawsuit			197,336
Total Aggregate Indebtedness		$	218,779

Schedule I (Continued)

Puritan Brokerage Services, Inc
(A Wholly Owned Subsidiary of Puritan Financial Companies, Inc)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital required (6 2/3% of total aggregate indebtedness)	$ 14,585
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement	$ 14,585
Net capital in excess of minimum required	$ 9,293
Ratio: Aggregate indebtedness to net capital	9.16 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There was no material difference in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission

As of December 31, 2015

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: Hilltop Securities, Inc.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

For the Year Ended December 31, 2015


ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors and Stockholders
Puritan Brokerage Services, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Puritan Brokerage Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Puritan Brokerage Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and *(b)* Puritan Brokerage Services, Inc. stated that Puritan Brokerage Services, Inc. met the identified exemption provisions throughout the year ended December 31, 2015 without exception. Puritan Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Puritan Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

Dallas, Texas
February 9, 2016

www.cflp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group


PURITAN℠
Financial Companies, Inc.

January 5, 2016

To the best of our knowledge and belief, Puritan Brokerage Services, Inc has met the specific exemptions called upon under Rule 15c3-3(k)(2)(ii) that all customer transactions are cleared through Hilltop Securities, Inc on a fully disclosed basis for the year ended December 31, 2015 without exception.

Sondra McDonald
Sondra McDonald
President

Puritan Brokerage Services, Inc. | *Puritan Investment Advisors, Inc.* | *Puritan Financial Group, Inc.*
Puritan Life Insurance Company | *Sterling Investors Life Insurance Company*
5085 W Park Blvd, Suite 700, Plano, TX 75093 | *Ph.* 972-380-1119 | *Fx.* 972-380-1995 | *Web:* *www.puritangroup.com*